# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Life Time Group Holdings, Inc., CIK 0001869198
CUSIP: 53190C102
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 2902 Corporate Place, Chanhassen, Minnesota (MN), 55317
Date of event which requires filing of this statement: 05/05/2026
Filed by CIK 0001886438
Persons authorized to receive notices and communications: Jennifer Bellah Maguire, 333 South Grand Avenue, Los Angeles, California (CA), 90071-3197, 213-229-7986

## Reporting persons
- Green LTF Holdings II LP (CIK 0001886438): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 16,242,383; sole dispositive power 0; shared dispositive power 16,242,383; aggregate amount beneficially owned 16,242,383 (7.3% of the class)
- Green Equity Investors VI, L.P. (CIK 0001531051): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 16,242,383; sole dispositive power 0; shared dispositive power 16,242,383; aggregate amount beneficially owned 16,242,383 (7.3% of the class)
- Green Equity Investors Side VI, L.P. (CIK 0001531059): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 16,242,383; sole dispositive power 0; shared dispositive power 16,242,383; aggregate amount beneficially owned 16,242,383 (7.3% of the class)
- LGP Associates VI-A LLC (CIK 0001568921): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 16,242,383; sole dispositive power 0; shared dispositive power 16,242,383; aggregate amount beneficially owned 16,242,383 (7.3% of the class)
- LGP Associates VI-B LLC (CIK 0001568923): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 16,242,383; sole dispositive power 0; shared dispositive power 16,242,383; aggregate amount beneficially owned 16,242,383 (7.3% of the class)
- GEI Capital VI, LLC (CIK 0001632071): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 16,242,383; sole dispositive power 0; shared dispositive power 16,242,383; aggregate amount beneficially owned 16,242,383 (7.3% of the class)
- Green VI Holdings, LLC (CIK 0001632074): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 16,242,383; sole dispositive power 0; shared dispositive power 16,242,383; aggregate amount beneficially owned 16,242,383 (7.3% of the class)
- Leonard Green & Partners, L.P. (CIK 0001175523): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 16,242,383; sole dispositive power 0; shared dispositive power 16,242,383; aggregate amount beneficially owned 16,242,383 (7.3% of the class)
- LGP Management Inc. (CIK 0001175525): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 16,242,383; sole dispositive power 0; shared dispositive power 16,242,383; aggregate amount beneficially owned 16,242,383 (7.3% of the class)
- Peridot Coinvest Manager LLC (CIK 0001632725): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 16,242,383; sole dispositive power 0; shared dispositive power 16,242,383; aggregate amount beneficially owned 16,242,383 (7.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Life Time Group Holdings, Inc.
Address of issuer's principal executive offices: 2902 Corporate Place, Chanhassen, Minnesota (MN), 55317
Comment: This Amendment No. 6 (this "Amendment") amends and supplements the Schedule 13D filed on October 22, 2021, as amended by Amendment No. 1, filed on August 16, 2024, Amendment No. 2, filed on November 13, 2024, Amendment No. 3, filed on March 5, 2025, Amendment No. 4, filed on June 10, 2025 and Amendment No.5, filed on September 15, 2025 (as so amended, the "Initial Statement" and, as further amended by this Amendment, the "Schedule 13D"), and relates to the common stock, $0.01 par value per share (the "Common Stock"), of Life Time Group Holdings, Inc. (the "Issuer"). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Initial Statement and unless amended hereby, all information in the Initial Statement remains in effect.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Initial Statement is hereby amended and supplemented by replacing the first sentence of the second paragraph with the following:

As of the date of this statement, (i) Green LTF is the record owner of 15,946,196 shares of Common Stock, (ii) Associates VI-A is the record owner of 27,009 shares of Common Stock, and (iii) Associates VI-B is the record owner of 269,178 shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial Statement is hereby amended and supplemented by adding the following at the end of Item 4 of the Initial Statement:

May 2026 Investor Purchase and Share Repurchase

On May 5, 2026, Green LTF, Associates VI-A and Associates VI-B entered into a Stock Purchase Agreement with Atairos Group, Inc. and the other parties thereto whereby Green LTF, Associates VI-A and Associates VI-B agreed to sell, and an affiliate of Atairos Group, Inc. agreed to purchase, an aggregate of 4,615,926, 7,818 and 77,919 shares of Common Stock, respectively, at a price of $28.60 per share in a private transaction exempt from registration under the Securities Act of 1933 (the "May 2026 Private Placement"). The May 2026 Private Placement is expected to settle in two tranches, with the first tranche consisting of 2,447,621, 4,145 and 41,317 shares of Common Stock from Green LTF, Associates VI-A and Associates VI-B, respectively, and settling on May 7, 2026, and the second tranche expected to settle after satisfaction of customary closing conditions, including that the applicable waiting period under the Hart-Scott Rodino Antitrust Improvement Act of 1976 has expired or been terminated. A copy of the Stock Purchase Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In addition to the May 2026 Private Placement, on May 5, 2026, Green LTF, Associates VI-A and Associates VI-B entered into a Share Repurchase Agreement (the "May 2026 Repurchase Agreement") with the Issuer and the other selling stockholder parties thereto pursuant to which Green LTF, Associates VI-A and Associates VI-B agreed to sell, and the Issuer agreed to purchase, 1,157,349, 1,960 and 19,537 shares of Common Stock, respectively, at a price of $28.60 per share (the "May 2026 Share Repurchase"). The May 2026 Share Repurchase closed on May 7, 2026. A copy of the Share Repurchase Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

May 2026 Offering

On May 7, 2026, Green LTF, Associates VI-A and Associates VI-B sold 4,900,722, 8,301, and 82,726 shares of Common Stock, respectively, at a price of $31.46 per share pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

As of the date hereof, Green LTF holds 15,946,196 shares of Common Stock, representing approximately 7.2% of the issued and outstanding shares of Common Stock, Associates VI-A holds 27,009 shares of Common Stock, representing approximately 0.0% of the issued and outstanding shares of Common Stock and Associates VI-B holds 269,178 shares of Common Stock, representing approximately 0.1% of the issued and outstanding shares of Common Stock.

Ownership percentages set forth in this Schedule 13D are based upon a total of 222,602,738 shares of Common Stock outstanding as of May 1, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2026.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Stockholders Agreement, the Voting Group members may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the other members of the Voting Group are not the subject of this Schedule 13D and accordingly, none of the other members of the Voting Group are included as reporting persons herein.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: On May 5, 2026, Green LTF, Associates VI-A and Associates VI-B sold 3,604,970, 6,105 and 60,854 shares of Common Stock, respectively, at a price of $28.60 per share. On May 7, 2026, Green LTF, Associates VI-A and Associates VI-B sold 4,900,722, 8,301 and 82,726 shares of Common Stock, respectively, at a price of $31.46 per share.
Other persons with the right to receive dividends or sale proceeds: Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Stock Purchase Agreement, dated as of May 5, 2026, by and among A-LFT Holdings LLC, Atairos Group Inc. and the several Sellers party thereto.

Exhibit 99.2: Share Repurchase Agreement, dated as of May 5, 2026, by and among Life Time Group Holdings, Inc. and the selling stockholders set forth in Schedule I thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Commission on May 7, 2026).

## Signatures
- Green LTF Holdings II LP: /s/ Andrew Goldberg, By Peridot Coinvest Manager LLC, by Andrew Goldberg, Senior Vice President, General Counsel and Secretary (05/07/2026)
- Green Equity Investors VI, L.P.: /s/ Andrew Goldberg, By GEI Capital VI, LLC, its general partner, by Andrew Goldberg, Senior Vice President, General Counsel and Secretary (05/07/2026)
- Green Equity Investors Side VI, L.P.: /s/ Andrew Goldberg, By GEI Capital VI, LLC, its general partner, by Andrew Goldberg, Senior Vice President, General Counsel and Secretary (05/07/2026)
- LGP Associates VI-A LLC: /s/ Andrew Goldberg, By Peridot Coinvest Manager LLC, by Andrew Goldberg, Senior Vice President, General Cousnel and Secretary (05/07/2026)
- LGP Associates VI-B LLC: /s/ Andrew Goldberg, By Peridot Coinvest Manager LLC, by Andrew Goldberg, Senior Vice President, General Counsel and Secretary (05/07/2026)
- GEI Capital VI, LLC: /s/ Andrew Goldberg, By Andrew Goldberg, Senior Vice President, General Counsel and Secretary (05/07/2026)
- Green VI Holdings, LLC: /s/ Andrew Goldberg, By LGP Management, Inc., its managing member, by Andrew Goldberg, Senior Vice President, General Counsel and Secretary (05/07/2026)
- Leonard Green & Partners, L.P.: /s/ Andrew Goldberg, By LGP Management, Inc., its managing member, by Andrew Goldberg, Senior Vice President, General Counsel and Secretary (05/07/2026)
- LGP Management Inc.: /s/ Andrew Goldberg, By Andrew Goldberg, Senior Vice President, General Counsel and Secretary (05/07/2026)
- Peridot Coinvest Manager LLC: /s/ Andrew Goldberg, By Andrew Goldberg, Senior Vice President, General Counsel and Secretary (05/07/2026)